June 29, 2018

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA MESSENGER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Supplemental Letter regarding the Registration Statement on Form S-1 submitted by Bloom Energy Corporation on June 12, 2018, File No. 333-225571

Ladies and Gentlemen:

On behalf of our client, Bloom Energy Corporation (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 12, 2018, we are supplementally providing the Staff with a copy of the inside front and back cover artwork that the Company intends to use in the Registration Statement as attached hereto as Exhibit A.

Please also find enclosed herewith as Exhibit B, draft responses and corresponding edits to the Registration Statement to address certain comments from the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 26, 2018.

Pursuant to Rule 418 as promulgated under the Securities Act of 1933, as amended, we are providing these materials on a supplemental basis for the use of the Staff, and we respectfully request that you please destroy the exhibits enclosed herewith upon completion of the Staff’s review.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

FENWICK & WEST LLP SILICON VALLEY CENTER TEL 650.988.8500 801 CALIFORNIA STREET FAX 650.938.5200 MOUNTAIN VIEW, CA 94041 WWW.FENWICK.COM

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

cc (via e-mail):	Shawn Soderberg, Esq. Michael Shaw, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

EXHIBIT A

Registration Statement

Cover Art

Better electrons for a digital planet
The Bloom Energy Server

Value Proposition: Better Electricity

Clean

Reliable and Resilient

Time
Bloom Uninterruptible Power
Undependable Grid Power
Power Outages

Lower and Predictable Cost [2]

$
Grid Electricity Bill
Bloom Electricity Bill
Illustrative Customer Savings
Today
10 Years
15 Years

Personalized

Uninterruptible Power Option
Energy Storage
Personalized Power Quality
DC
AC or DC Power
Fuel Flexible
$
Personalized Cost Savings
Personalized Sustainability
EV Charging Capable

Customer Site Photos

200 kW Retail Store: Home Depot

800 kW Medical Facility: Kaiser Permanente

1 MW Mission Critical Data Center: Equinix

27 MW Utility-Scale Substation: Delmarva Power

Value Proposition: Better Electricity Clean Reliable and Resilient U.S. Baseload and Dispatchable Power Generation 1 Bloom Energy and NOx Particulates SOx Lower and Predictable Cost 2 Time Bloom Uninterruptible Power Undependable Grid Power Power Outages Grid Electricity Bill Illustrative Customer Savings Bloom Electricity Bill Today 10 Years 15 Years Personalized Optimized solutions match our customers’ needs today and requirements tomorrow Uninterruptible Energy Personalized AC or DC Fuel Personalized Personalized EV Charging Power Option Storage Power Quality Power Flexible Cost Savings Sustainability Capable 1. U.S. carbon dioxide emitting baseload and dispatchable power plant emissions 2. Specific to the markets served by Bloom Energy Customer Site Photos 200 kW Retail Store: 800 kW Medical Facility: Home Depot Kaiser Permanente 1 MW Mission Critical Data Center: 27 MW Utility-Scale Substation: Equinix Delmarva Power CO2 ~60% less CO2

Our mission: to make clean, reliable energy affordable for everyone in the world Bloomenergy® Be the solution

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

EXHIBIT B

Draft Registration Statement Edits and Comment Responses

Risk Factors, page 20

1.	Please expand your response to prior comment 2 to provide us your analysis of how investors can evaluate the risks presented by the covenants that you mention in the third paragraph on page 40 and in the paragraph immediately before and immediately after the bullet points on page 41 if you do not disclose those covenants. Also provide us your analysis of the materiality of the amounts potentially due under the examples that you deleted from the risk factor on page 41 and the related-party agreements mentioned in your response to prior comment 6 given your available resources to pay those amounts.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 40 and 41 to reinsert and expand the previously deleted language. As the debt held by the PPA entities is non-recourse to the Company, the Company believes the risk posed by the covenants restricting these entities’ ability to distribute cash to the Company and other equity holders in the applicable PPA entity is that the Company may find its cash flow diminished on a temporary or long-term basis. This point is covered generally by the risk factor, and the discussion of the restrictive covenants governing the PPAs provides an illustration of one way in which the Company’s cash flow could be reduced. However, the Company believes these cash distributions have not been material to its overall cash position to date, with cash distributions from PPA entities being less than $5 million in 2017 and less than $1.5 million in 2016 and the first quarter of 2018. The Company believes these distributions will not be material to the Company in the foreseeable future, even after the “flip date.”

The Company acknowledges the Staff’s comment regarding covenant disclosure and advises the Staff that it has revised its disclosure on page 42 to provide a cross reference to the Liquidity and Capital Resources sub-section of Management’s Discussion and Analysis of Financial Condition and Results of Operations section, where there is additional, more detailed, discussion of the credit facilities. The Company further advises the Staff that all of the Company’s agreements, and each of the material PPA entities’ agreements, containing financial ratios or other restrictive covenants are filed as exhibits to the Registration Statement, without any redactions as to such provisions.

In response to the Staff’s comment regarding the previously-deleted disclosure on page 41, the Company has re-inserted the corresponding language. The Company advises the Staff that the cost of the insurance policy or performance bond referenced in the context of PPA Company IIIa on page 41 would be immaterial (such bonds generally cost no more than 1% of the total exposure); moreover, as this amount would only be due in the event that the Company fails to perform its operation and maintenance obligations, the Company believes the likelihood of such a bond being required is remote. PPA Company IV’s indebtedness totaled $84.9 million as of March 31, 2018, which PPA Company IV could be obligated to repay if the Company no longer holds 50.1% of the equity interests not held by tax equity investor(s). Similarly, the Company does not anticipate any situation in which it would elect or be required to reduce its ownership stake in PPA Company IV, and therefore it views the possibility of PPA Company IV being required to repurchase this indebtedness as highly unlikely. As discussed above, these obligations are specific to the PPA entity at issue, and the indebtedness is non-recourse to the Company.

United States Securities and Exchange Commission

Division of Corporation Finance

June 29, 2018

The Company further advises the Staff that the total indebtedness outstanding under the PPA IIIa notes held by Alberta Investment Management Corporation, or AIMCo, as of March 31, 2018, was $41.6 million. As in the above cases, this indebtedness is non-recourse to the Company, and, as discussed in the Company’s letter to the Staff dated June 12, 2018, the operations of PPA Company IIIa are not material to the Company as a whole.

The installation and operation of our Energy Servers . . ., page 34

2.	File the consent of counsel mentioned in the third paragraph.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 34. The Company intended to cite this as an example as to how regulations and interpretations are evolving and that the Company therefore could be affected by changes in such regulations or interpretations. The Company did not intend to assert that it received a formal legal opinion from outside legal counsel regarding its compliance with laws.

3.	Given your disclosure which appears to indicate that you periodically engage in activity that requires manifesting contents as hazardous waste, please disclose any material risks of this activity. Also, highlight the remedies that California may seek if it concludes that you are not or were not in compliance with the applicable regulations.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 34. The Company further advises the Staff that, as the quantities of benzene that are periodically removed from the Energy Servers are small and contained in Department of Transportation-certified containers, the Company does not believe the removal process involves material risks. Further, the Company now operates under a recycling exclusion that does not require manifesting the benzene as a hazardous waste.

Additionally, the Company advises the Staff that although the EPA has sought to impose monetary fines on the Company as a result of the prior periods of alleged non-compliance, the Company does not believe these amounts to be material. As California was one of the two states mentioned that had approved the Company’s use of the exemption, the Company does not foresee California taking similar action.

The costs of complying with environmental laws, regulations and customer requirements, and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

The installation and operation of our Energy Servers are subject to environmental laws and regulations in various jurisdictions, and there is uncertainty with respect to the interpretation of certain environmental laws and regulations to our Energy Servers, especially as these regulations evolve over time.

Bloom is committed to compliance with applicable environmental laws and regulations, including health and safety standards, and we continually review the operation of our Energy Servers for health, safety and compliance. Our Energy Servers, like other fuel cell technology-based products of which we are aware, produce small amounts of hazardous wastes and air pollutants, and we seek to ensure that they are handled in accordance with applicable regulatory standards.

Maintaining compliance with laws and regulations can be challenging given the changing patchwork of environmental laws and regulations that prevail at the federal, state, regional and local level. Most existing environmental laws and regulations preceded the introduction of our innovative fuel cell technology and were adopted to apply to technologies existing at the time, namely large, coal, oil or gas-fired power plants. Currently, there is generally little guidance from these agencies on how certain environmental laws and regulations may, or may not, be applied to our technology.

For example, natural gas, which is the primary fuel used in our Energy Servers, contains benzene, which is classified as a hazardous waste if it exceeds 1 milligram (mg) per liter. A small amount of benzene (equivalent to what is present in one gallon of gasoline in an automobile fuel tank which is exempt from federal regulation) found in the public pipeline natural gas is collected by gas cleaning units contained in our Energy Servers and is typically replaced once every 18 to 24 months by us from customers’ sites. From 2010 to late 2016, in the regular course of maintenance of the Energy Servers, we periodically replaced the units in our servers under a federal environmental exemption that permitted the handling of such units without manifesting the contents as containing a hazardous waste. Although ~~we~~at the time we believed that we operated under the exemption ~~upon the advice of outside legal counsel, and~~ with the approval of two states that had adopted the federal exemption, the federal Environmental Protection Agency issued guidance for the first time in late 2016 that differed from the legal advice and state approvals we had obtained, even though we had operated under the exemption since 2010. We have complied with the new guidance and, given the comparatively small quantities of benzene produced, we do not anticipate significant additional costs or risks from our compliance with such guidance. However, the EPA is seeking to collect approximately $1.0 million in fines from us for the prior period, which we are contesting.

Another example relates to the very small amounts of chromium in hexavalent form, or CR+6 which our Energy Servers emit. This occurs any time a steel super alloy is exposed to high temperatures. CR+6 is found in small concentrations in the air generally. However, exposure to high or significant concentrations over prolonged periods of time can be carcinogenic. While the small amount of chromium emitted by our Energy Servers is initially in the hexavalent form, it converts to a non-toxic trivalent form, or CR+3 rapidly after it leaves the Energy Server, and is largely converted and reaches background concentrations within 10 meters of the exhaust.

Our Energy Servers do not present any significant health hazard, based on our modeling, testing methodology and measurements. There are several supporting elements to this position including that the emissions from our Energy Servers are in very low concentrations, are emitted as nano-particles that convert to the non-hazardous form CR+3 rapidly, are quickly dispersed into the air, and are not emitted in close proximity to locations where people would be expected to have a prolonged exposure to them. In tests we have conducted, air measurements taken 10 meters from an Energy Server show that there was no detectable Cr+6 above the amounts in the ambient air.

Several states in which we currently operate, including California, require permits for emissions of hazardous air pollutants based on the quantity of emissions, most of which require permits only for quantities of emissions that are higher than those observed from our Energy Servers. Other states in which we operate, including New York, New Jersey and North Carolina, have specific exemptions for fuel cells. Some states in

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In addition, our substantial level of indebtedness could limit our ability to obtain required additional financing on acceptable terms or at all for working capital, capital expenditures and general corporate purposes. Any of these risks could impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors not within our control.

We may not be able to generate sufficient cash to meet our debt service obligations.

Our ability to generate sufficient cash to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

In addition, we conduct a significant volume of our operations through, and receive equity allocations from, our PPA entities, which contribute to our cash flow. These PPA entities are separate and distinct legal entities, do not guarantee our debt obligations and will have no obligation, contingent or otherwise, to pay amounts due under our debt obligations or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Distributions by such PPA entities to us are precluded under these arrangements if there is an event of default or if financial covenants such as maintenance of applicable debt service coverage ratios are not met, even if there is not otherwise an event of default. Furthermore, under the terms of our equity financing arrangements for PPA Company II ~~and certain other PPA entities~~ PPA Company IIIa and PPA Company IIIb, substantially all of the cash flows generated from these PPA entities in excess of debt service obligations are distributed to tax equity investors until the investors achieve a targeted internal rate of return or until a fixed date in the future, which is expected to be after a period of five or more years (the flip date), after which time we will receive substantially all of the remaining income (loss), tax and tax allocation attributable to the long-term customer payments and other incentives. In the case of PPA Company IV and PPA Company V, tax equity investors receive 90% of all cash flows generated in excess of its debt service obligations and other expenses for the duration of the applicable PPA entity without any flip date or other time- or return-based adjustment. Moreover, even after the occurrence of the flip date for the PPA entities, we do not anticipate distributions to be material enough independently to support our ongoing cash needs and therefore, we will still need to generate significant cash from our product sales. Therefore, it is possible that the PPA entities may not contribute significant cash to us even if we are in compliance with the financial covenants under the project debt incurred by the PPA entities.

Future borrowings by our PPA entities may contain restrictions or prohibitions on the payment of dividends to us. The ability of our PPA entities to make such payments to us may be subject to applicable laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends.

If we do not generate sufficient cash to satisfy our debt obligations, including interest payments, the payment of principal at maturity or other payments that may be required from time to time under the terms of our debt instruments, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, the ability to refinance indebtedness would depend upon the condition of the finance and credit markets at the time, which have in the past been, and may in the future be, volatile. Our inability to generate sufficient cash to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would have an adverse effect on our business, results of operations and financial condition.

We may not be able to secure additional debt financing.

As of March 31, 2018, we and our subsidiaries had approximately $950.5 million of total consolidated indebtedness, including $25.1 million in short-term debt and $925.3 million in long-term debt. In addition, our 10% Notes (the “10% Notes”) contain restrictions on our ability to issue additional debt and both the 6% Notes and 10% Notes limit our ability to provide collateral for any additional debt. Given our current level of indebtedness, the restrictions on additional indebtedness contained in the 10% Notes and the fact that most of our assets serve as collateral to secure existing debt, it may be difficult for us to secure additional debt financing at an attractive cost, which may in turn impact our ability to expand our operations and product development activities and remain competitive in the market.

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Under some circumstances, we may be required to or elect to make additional payments to our PPA entities or the PPA entity investors.

Our PPA entities are structured in a manner such that other than the amount of any equity investment we have made, we do not have any further primary liability for the debts or other obligations of the PPA entities. However, we are required to guarantee the obligations of our wholly-owned subsidiary which invests alongside other investors in the PPA entities. These obligations typically include the capital contribution obligations of such subsidiary to the PPA entity as well as the representations and warranties made by and indemnification obligations of such subsidiary to other investors in the applicable PPA entity. As a result, we may be obligated to make payments on behalf of our wholly-owned subsidiary to other investors in the PPA entities in the event of a breach of these representations, warranties or covenants.

All of our PPA entities that operate Energy Servers for end customers have significant restrictions on their ability to incur increased operating costs, or could face events of default under debt or other investment agreements if end customers are not able to meet their payment obligations under power purchase agreements or Energy Servers are not deployed in accordance with the project’s schedule. For example, under PPA Company IIIa’s credit agreement, on or before February 19, 2019 PPA Company IIIa is obligated to offer its lenders an insurance policy or performance bond to mitigate the risk that we will fail to perform our obligations under our operation and maintenance obligations to PPA Company IIIa. Upon receipt of such an offer, the lenders may elect to require PPA Company IIIa to obtain such insurance policy or performance bond, at PPA Company IIIa’s expense, or elect to require PPA Company IIIa to prepay all remaining amounts owed under PPA Company IIIa’s project debt. If our PPA entities experience unexpected, increased costs, such as insurance costs, interest expense, or taxes or as a result of the acceleration of repayment of outstanding indebtedness, or if end customers are unable to continue to purchase power under their power purchase agreements, there could be insufficient cash generated from the project to meet the debt service obligations of the PPA entity or to meet any targeted rates of return of investors. If this were to occur, this could constitute an event of default, and entitle the lender to foreclose on the collateral securing the debt or could trigger other payment obligations of the PPA entity. To avoid this, we could choose to make additional payments to avoid an event of default, which could adversely affect our business or financial condition. Additionally, under PPA Company II’s credit agreement, PPA Company II is obligated to offer to repay all outstanding debt in the event that we obtain an investment grade credit rating unless we provide a guarantee of the debt obligations of the PPA Company II. Upon receipt of such offer, the lenders may elect to require PPA Company II to prepay all remaining amounts owed under PPA Company II’s project debt. Under PPA Company IV’s note purchase agreement, PPA Company IV is obligated to offer to repay all outstanding debt in the event that at any time we fail to own (directly or indirectly) at least 50.1% of the equity interest of PPA Company IV not owned by the tax equity investor(s). Upon receipt of such offer, the lenders may elect to require PPA Company IV to prepay all remaining amounts owed under PPA Company IV’s project debt.

Restrictions imposed by the agreements governing of our and our PPA entities’ outstanding indebtedness contain covenants that significantly limit our actions.

The agreements governing our outstanding indebtedness contain, and any of our other future debt agreements may contain, covenants imposing operating and financial restrictions on our business that limit our flexibility including, among other things, to:

•	borrow money;

•	pay dividends or make other distributions;

•	incur liens;

•	make asset dispositions;

•	make loans or investments;

•	issue or sell share capital of our subsidiaries;

•	issue guarantees;

•	enter into transactions with affiliates; and

•	merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

Our debt agreements and our PPA entities’ debt agreements require the maintenance of financial ratios or the satisfaction of financial tests. Our and our PPA entities’ ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. Upon the occurrence of events such as a change in control of our company, significant asset sales or mergers or similar transactions, the liquidation or dissolution of our company or the cessation of our stock exchange listing, holders of our 6% Notes have the right to cause us to repurchase for cash any or all of such

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outstanding Notes at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon. We cannot provide assurance that we would have sufficient liquidity to repurchase the Notes. Furthermore, our financing and debt agreements, such as our 6% Notes and our 8% Notes, contain events of default. If an event of default were to occur, the trustee or the lenders could, among other things, terminate their commitments and declare outstanding amounts due and payable, and our cash may become restricted. We cannot provide assurance that we would have sufficient liquidity to repay or refinance our indebtedness if such amounts were accelerated upon an event of default. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. We may be unable to pay these debts in such circumstances. If we were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. We cannot assure you that the collateral will be sufficient to repay in full those amounts. We cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect our ability to finance our future operations or capital needs, or engage in other business activities that may be in our interest, or react to adverse market developments.

If our PPA entities default on their obligations under non-recourse financing agreements, we may decide to make payments to prevent such PPA entities’ creditors from foreclosing on the relevant collateral as such a foreclosure would result in our losing our ownership interest in the PPA entity or in some or all of its assets, or a material part of our assets, as the case may be. To satisfy these obligations, we may be required to use amounts distributed by our other PPA entities as well as other sources of available cash, reducing the cash available to develop our projects and to our operations. The loss of a material part of our assets, or our ownership interest in one or more of our PPA entities or some or all of their assets, or any use of our resources to support our obligations or the obligations of our PPA entities, could have a material adverse effect on our business, financial condition and results of operations.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” for additional information.

We may have conflicts of interest with our PPA entities.

In each PPA entity, we act as the managing member and are responsible for the day-to-day administration of the project. However, we are also a major service provider for each PPA entity in its capacity as the operator of the Energy Servers under an operations and maintenance agreement. Because we are both the administrator and the manager of the PPA entities, as well as a major service provider, we face a potential conflict of interest in that we may be obligated to enforce contractual rights that a PPA entity has against us in our capacity as a service provider. By way of example, the PPA entity may have a right to payment from us under a warranty provided under the applicable operations and maintenance agreement, and we may be financially motivated to avoid or delay this liability by failing to promptly enforce this right on behalf of the PPA entity. While we do not believe that we had any conflicts of interest with our PPA entities as of March 31, 2018, conflicts of interest may arise in the future which cannot be foreseen at this time. In the event that prospective future tax equity investors and debt financing partners perceive there to exist any such conflicts, it could harm our ability to procure financing for our PPA entities in the future, which could have a material adverse effect on our business.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering. We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some

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